UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Quadro Acquisition One Corp.
Former Name if Applicable:	Kismet Acquisition Two Corp.
Address of Principal Executive Office (Street and Number):	2685 Nottingham Avenue
City, State and Zip Code:	Los Angeles, CA 90027

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2023 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dimitri Elkin	(302)	738-6680
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2023, we had net income of approximately $312,000, which consisted of approximately $256,000 of income from investments held in trust account and a non-operating income of approximately $206,000 resulting from the change in fair value of derivative assets and liabilities, partially offset by approximately $151,000 general and administrative expenses.

For the three months ended September 30, 2022, we had net income of approximately $1.2 million, which consisted of a non-operating gain of approximately $166,000 resulting from the change in fair value of derivative assets and liabilities, approximately $155,000 gain from settlement of deferred underwriting commissions allocated to derivative warrant liabilities and approximately $1.0 million of net gain on the investments held in the Trust Account, partially offset by approximately $163,000 general and administrative expenses.

For the nine months ended September 30, 2023, we had net income of approximately $464,000, which consisted of approximately $1.9 million of income from investments held in trust account, partially offset by a non-operating loss of approximately $573,000 resulting from the change in fair value of derivative assets and liabilities and approximately $900,000 general and administrative expenses.

For the nine months ended September 30, 2022, we had net income of approximately $6.3 million, which consisted of a non-operating gain of approximately $5.3 million resulting from the change in fair value of derivative assets and liabilities, approximately $155,000 gain from settlement of deferred underwriting commissions allocated to derivative warrant liabilities and approximately $1.3 million of net gain on the investments held in the Trust Account, partially offset by approximately $463,000 general and administrative expenses.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 10-Q to be filed by the Registrant.

Quadro Acquisition One Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2023	By:	/s/ Dimitri Elkin
Dimitri Elkin
Chief Executive Officer

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